[Purchaser Letterhead Corgi Strategies, LLC]

,2025

Corgi ETF Trust I

473 Pine St, Floor 5 San Francisco, CA 94104 Ladies and Gentlemen:

We agree to purchase from Corgi ETF Trust I (the Trust), on a date to be specified by the Trust and prior to the effective date of the Trusts Registration Statement on Form N1A, shares of beneficial interest of the Fund specified below at the pershare purchase price set forth below, for an aggregate price of $200,000 or other amount, to provide the initial capital required by Section 14 of the Investment Company Act of 1940 to make a public offering of shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
Founder-Led ETF	$100,000	$25	4,000
FounderLed 2x Daily ETF	$100,000	$25	4,000

We represent that we are acquiring these shares for investment purposes and not for distribution or resale to the public. We will not sell or redeem Shares if doing so would cause the Fund to have net assets below $100,000 while the Fund is making a public offering.

This agreement is effective as of the date set forth above.

Very truly yours,

Corgi Strategies, LLC

By: ________________________________ Name:

Title:

Acknowledged and accepted:

Corgi ETF Trust I, on behalf of the Fund(s) listed above.

By: ________________________________ Name:

Title: